Exhibit 1.01

IDEX Corporation
Conflict Minerals Report
For The Year Ended December 31, 2014

This report for the year ended December 31, 2014 is presented to comply with Rule 13p-1 under the Securities and Exchange Act of 1934 (the "Rule"). The Rule imposes certain reporting obligations on SEC registrants whose manufactured products contain conflict minerals which are necessary to the functionality or production of their products. Conflict Minerals are defined as cassiterite, columbite-tantalite, wolframite, gold and their derivatives, which are limited to tin, tantalum, tungsten, and gold (3TG or Conflict Minerals).
Company Overview
This report has been prepared by management of IDEX Corporation (herein referred to as “IDEX,” the “Company,” “we,” “us,” or “our”). The information includes the activities of all majority-owned subsidiaries.
IDEX is a Delaware corporation incorporated on September 24, 1987. The Company is an applied solutions business that sells an extensive array of pumps, flow meters and other fluidics systems and components and engineered products to customers in a variety of markets around the world. All of the Company’s business activities are carried out through wholly-owned subsidiaries.
The Company has three reportable business segments: Fluid & Metering Technologies, Health & Science Technologies and Fire & Safety/Diversified Products. Within our three reportable segments, the Company maintains several platforms. The Fluid & Metering Technologies segment contains the Energy, Water (comprised of Water Services & Technology and Diaphragm & Dosing Pump Technology), and Chemical, Food & Process platforms, as well as the Agricultural group (comprised of Banjo). The Health & Science Technologies segment contains the IDEX Optics & Photonics, Scientific Fluidics and Material Processing Technologies platforms, as well as the Sealing Solutions and the Industrial (comprised of  Micropump and Gast) groups. The Fire & Safety/Diversified Products segment is comprised of the Dispensing, Rescue, Band-It, and Fire Suppression groups.
Forward-Looking Statements
The Company has made statements in this Conflict Minerals Report that may constitute forward looking statements about its plans to take additional actions or to implement additional policies or procedures with respect to its “reasonable country of origin inquiry” and due diligence to determine the origin of Conflict Minerals included in Company products. The Company undertakes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. The Company’s reporting obligations under the Dodd-Frank Act may change in the future, and its ability to implement certain processes may differ materially from those anticipated or implied in this report. Additionally, the Company relies on its direct material suppliers, which may be many steps removed from smelters or refiners of Conflict Minerals in supply chains, for information required to meet its reporting obligations. There can be no assurance that the information received from its direct suppliers will be complete and accurate or that when the Company receives such information, it will be able to make a determination as to whether the products manufactured contain Conflict Minerals originating in certain countries in support of armed groups operating in those countries.
Supply Chain
IDEX products contain a wide variety of components from a number of sources globally and are several layers removed from the mining and smelting of the Conflict Minerals, mainly purchasing components already assembled for integration into our manufacturing process. Due to this complexity, IDEX relies heavily on our direct suppliers to provide information on the origin of the 3TG contained in components and materials supplied to us - including sources of 3TG that are supplied to them from lower tier suppliers. IDEX expects that applicable direct suppliers will cooperate with our due diligence efforts in support of our Conflict Minerals commitment and have communicated this expectation to our suppliers. Based on information received to date, we are unable to determine the origin of the 3TG in our products and therefore cannot exclude the possibility that some may have originated in the Covered Countries. For that reason, we are submitting to the SEC a Conflict Minerals Report (CMR) as an Exhibit to Form SD. This report must include:

•	A description of the measures we took to exercise due diligence on the Conflict Minerals’ source and chain of custody

•	The facilities used to process the Conflict Minerals, if known

•	The country of origin of these Conflict Minerals, if known

•	Recognized framework used to develop due diligence

•	Steps that the Company has or will take to mitigate risk the Conflict Minerals will benefit armed groups and any steps to improve due diligence

•	The efforts to determine the mine or location of origin

In accordance with the SEC Rule, this report is available on our website: http://phx.corporate-ir.net/phoenix.zhtml?c=83305&p=irol-sec.
DESCRIPTION OF THE COMPANY’S REASONABLE COUNTRY OF ORIGIN INQUIRY
It is not practicable to conduct a survey of all our suppliers and we believed a reasonable approach was to conduct a survey of the suppliers who represented the majority of our expenditures in 2014. We surveyed direct suppliers representing the top 80% of our 2014 expenditures for direct components. We conducted an electronic survey of those suppliers using a customized/tailored survey based on the template developed by the Conflict Free Sourcing Initiative ("CFSI"), known as the CFSI Reporting Template (the "Template"). The Template was developed to facilitate disclosure and communication of information regarding smelters that provide material to a company’s supply chain. It includes questions regarding a company’s Conflict Minerals policy, engagement with its direct material suppliers, and potential 3TG within its products. In addition, the Template contains questions about the origin of Conflict Minerals included in its products, supplier due diligence, and identification of recycled/scrap. Written instructions were included in the electronic survey. The Template is being used by many companies in their due diligence processes related to Conflict Minerals.
We enlisted the assistance of a third party consultant to help design and implement a Conflict Minerals Compliance Plan to comply with the Rule. In order to achieve compliance, we have taken the following steps:

1.
Conflict Minerals Policy: We have instituted a Conflict Minerals sourcing policy. IDEX and its three reportable business segments (“segments”) worked with applicable suppliers to perform the necessary due diligence to determine the potential for Conflict Minerals in our supply chain and products. All of our applicable suppliers are expected to cooperate with our due diligence efforts in support of our Conflict Minerals commitment. Our Conflict Minerals Policy can be found at http://www.idexcorp.com/about/about_corpResp.asp.

2.
Internal Standard Operating Procedures: We created internal standard operating procedures for our segments that are affected by Conflict Minerals. These procedures provide a step-by-step process that each segment must follow in order to generate and maintain the necessary information needed for the Company’s compliance with Dodd-Frank Section 1502.

3.
Risk Assessment: As part of our compliance program, all segments and suppliers were assessed in order to identify Conflict Minerals scope and risk. As a result, our direct material suppliers, defined as any supplier whose products/materials go into an IDEX finished product and are necessary to the functionality of said finished product, were deemed as in scope. After reviewing the numerous direct suppliers, it was determined, through a reasonable course of action, that the suppliers with the top 80% of direct material spend would be surveyed as part of the 2014 Conflict Minerals compliance program.

4.
Reasonable Country of Origin Inquiry Methodology: We utilized 3rd party software and services to conduct our reasonable country of origin inquiry. This involved sending the Template to the top 80% of our direct material suppliers.

RESULTS OF THE COMPANY’S REASONABLE COUNTRY OF ORIGIN INQUIRY
Based on the process described above, we received responses from about 63% of those suppliers surveyed. Of the suppliers responding (i) 76% reported that the products purchased from them do not contain Conflict Minerals; (ii) 13% reported that the Conflict Minerals included in their products do not originate in the Covered Countries; and (iii) 8% have reported that their products contain Conflict Minerals however cannot yet determine whether those Conflict Minerals originate in Covered Countries. 2% of suppliers have identified sources in the Covered Countries and, in each case, provided additional information relating to their smelters and sources. Many suppliers are responding to surveys providing information for Conflict Mineral content and smelters for all products they sell, without distinguishing those content or smelters applicable to the products purchased from them. Accordingly, IDEX is unable to determine specific smelters or sources that may be included in the products purchased from those suppliers. IDEX continues to issue surveys to suppliers, follow-up on the information received in response to surveys, and to follow-up with suppliers who did not respond to the survey.

Due Diligence Process
Design of Due Diligence
Our due diligence measures have been designed to conform, in all material respects, with the framework in the Organization for Economic Co-operation and Development ("OECD") Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (OECD Guidance, 2nd edition 2013) and the related Supplements for 3TG.
Due Diligence Performed
Management Systems
As described above IDEX Corporation has adopted a Company policy which is posted on our website at http://www.idexcorp.com/about/about_corpResp.asp.

1.	Internal Team
The IDEX Conflict Minerals team is comprised of members from legal, finance, sourcing, accounting and compliance with our CFO serving as the Executive Sponsor. In addition, each IDEX business unit has a Conflict Minerals coordinator to serve as the main point of contact.

2.	Control Systems
IDEX participates in industry-wide programs to facilitate sharing of information about smelter programs and conflict minerals to ensure we stay abreast of the latest developments in the Conflict Minerals Rule.
Controls include our Employee Code of Conduct which outlines expected behaviors for all IDEX employees, trainings with BU Coordinators to discuss parameters of the Rule, and communicating the IDEX Conflict Minerals Policy and supplier expectations to all direct material suppliers surveyed.

3.	Supplier Engagement
With respect to the OECD requirement to strengthen engagement with our applicable direct material suppliers, IDEX has taken steps to increase engagement and knowledge about Conflict Minerals at our applicable direct material suppliers surveyed including: providing an overview of Conflict Minerals and IDEX's obligation under the Rule, providing an introduction to the IDEX Conflict Minerals survey, outlining supplier expectations around the IDEX Conflict Minerals program, and setting up a Conflict Minerals centralized IDEX mailbox to handle any direct material supplier inquiries related to Conflict Minerals.

4.	Maintain records
We have adopted a policy, aligned with the OECD guidelines, to retain relevant documentation evidencing our Conflict Minerals compliance activities for a minimum of 5 years.

Identify and assess risk in the supply chain
We reviewed the supplier survey responses to determine which suppliers required further engagement with our suppliers. The criteria included response inconsistencies within the template, untimely responses, or responses deemed incomplete, as per our internally defined criteria. In addition, we reviewed supplier responses to our survey noting those responses which may have indicated Conflict Minerals sourced from the Covered Countries.
Design and Implement a Strategy to Respond to Risks
IDEX is considering processes for corrective actions, including remediation or termination, that may be taken where suppliers identify problematic sources of Conflict Minerals in response to the survey process. The specific supplier corrective actions may depend on factors such as vendor size, ability to find an alternate supplier, risk level and vendor capabilities, and on their ability to meet quality control requirements associated with customer specifications.
Carry out Independent Third Party Audit of Supply Chain Due Diligence at Identified Points in the Supply Chain
We do not typically have a direct relationship with 3TG smelters and refiners and do not perform or direct audits of these entities within our supply chain. We rely on initiatives such as the Conflict Free Smelter Program ("CFSP") to help verify conflict free smelters.
Annually report or integrate, when practicable, into annual sustainability or corporate responsibility reports
Our Conflict Minerals SD and CMR Report is available on the IDEX Corporate website.
Due Diligence Results
Survey Responses
These supplier survey results were consistent across our three reportable business segments: Fluid & Metering Technologies, Health & Science Technologies and Fire & Safety/Diversified Products. The survey responses received provided data at a company level and we were unable to identify all the smelters or refiners used for components supplied to IDEX. For the smelters that were identified, we have attached Exhibit A.
Other Required Disclosures
1. Efforts to determine country of origin, if known
By requesting our suppliers to complete the Template, we have determined that seeking information about 3TG smelters and refiners in our supply chain represents the most reasonable effort we can currently make to determine the mines or locations of origin of the 3TG in our supply chain.
2. Smelters or Refiners, and Country of Origin, if known
Our suppliers were unable to represent to us that 3TG from smelters or refiners they listed had actually been included in components they supplied to IDEX Corporation. Based on the survey responses we believe that, to the extent reasonably determinable by us, a summary of the identified smelters that may have been used to process the Covered Conflict Minerals is listed on Table 1 of this Conflict Minerals Report. At this time, Table 1 contains the identified smelters that have been determined to be legitimate processing facilities by the CFSP. Other processing facilities were reported in our supply chain, however these smelters are not included in Table 1 as they have not yet been determined as legitimate by the CFSP. Based on the survey responses obtained pursuant to the due diligence process, we do not have sufficient information to determine the country of origin of the Covered Conflict Minerals in our products.

3. Steps to be taken to mitigate risk (disclaimer: forward looking statements)
We intend to take the following steps to improve the due diligence conducted to further mitigate the risk that the necessary Conflict Minerals in our products could benefit armed groups in the covered countries:

a.
Include Conflict Minerals language, consistent with our Conflict Minerals Policy, within applicable direct supplier contracts requiring these suppliers to notify us if 3TG is contained in their product.

b.	Continue to increase the response rate across the applicable direct material supplier base through increased communication.

c.	Engage with direct material suppliers and direct them to training resources to attempt to increase the response rate and improve the content of the supplier survey responses.

d.	Take remediation steps, if necessary, to direct material suppliers who are unwilling to support our Conflict Mineral program.

e.	Work with the relevant trade associations to define and improve best practices and build leverage over the supply chain in accordance with the OECD guidance.

Exhibit A:
Table 1 - Smelters Identified

	Total Smelters or Refiners Identified	Conflict-Free Smelter Program Compliant Smelters or Refiners
		Total	%
Gold	46	46	100%
Tantalum	29	28	97%
Tin	16	15	94%
Tungsten	6	6	100%
TOTAL	97	95	98%